UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41693

Zapp Electric Vehicles Group Limited

87/1 Wireless Road

26/F Capital Tower

All Seasons Place

Lumpini, Patumwan

Bangkok 10330 Thailand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Closing of the Business Combination and Nasdaq Listing

On April 28, 2023, Zapp Electric Vehicles Group Limited (“the Company”) and CIIG Capital Partners II, Inc. (“CIIG II”) issued a joint press release announcing the closing of the business combination contemplated by the Agreement and Plan of Merger, dated as of November 22, 2022, by and among the Company, CIIG II, Zapp Electric Vehicles Limited and Zapp Electric Vehicles, Inc., and the listing of the Company’s ordinary shares and warrants on the Nasdaq Stock Market.

A copy of that press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Press Release of the Company and CIIG II, dated April 28, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

Date: April 28, 2023	By:	/s/ Swin Chatsuwan
Name: Swin Chatsuwan
Title: Chief Executive Officer